RISKIFIED LTD.
220 5TH AVENUE, 2ND FLOOR
NEW YORK, NEW YORK 10001

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VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time on August 5, 2026. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time on August 5, 2026. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

T01959-P54595

KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DETACH AND RETURN THIS PORTION ONLY

RISKIFIED LTD.

THE BOARD OF DIRECTORS OF THE COMPANY RECOMMENDS YOU VOTE "FOR" EACH NOMINEE IN PROPOSAL 1 AND "FOR" PROPOSAL 2.

1. To re-elect or elect, as applicable, each Assaf Feldman, Tanzeen Syed and Ronen Assia as Class II directors, to hold office until the close of the Company's annual general meeting of shareholders in 2029, and until their respective successors are duly elected and qualified, or until such earlier time as their offices are vacated in accordance with our Amended and Restated Articles of Association (the "**Articles of Association**") or the Israeli Companies Law, 5759-1999 (the "**Companies Law**");

Nominees:	For	Against	Abstain
1a. Assaf Feldman	☐	☐	☐
1b. Tanzeen Syed	☐	☐	☐
1c. Ronen Assia	☐	☐	☐

	For	Against	Abstain
2. To re-appoint Kost Forer Gabbay & Kasierer, registered public accounting firm, a member of Ernst & Young Global, as the Company's independent public auditors for the year ending December 31, 2026 and until the next annual general meeting of shareholders, and to authorize the Board (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors.	☐	☐	☐

Note: Such other business as may properly come before the meeting or any adjournment thereof.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date

T01960-P54595 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement and Annual Report on Form 20-F are available at www.proxyvote.com. RISKIFIED LTD. Annual General Meeting of Shareholders To be held on August 6, 2026 This proxy is solicited by the Board of Directors I, the undersigned shareholder of RISKIFIED LTD. (the "Company"), hereby appoint Eido Gal, Chief Executive Officer, and Eric Treichel, General Counsel of the Company, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize them to represent and to vote, as designated on the reverse side of this ballot, all of the Class A ordinary shares, no par value, and/or Class B ordinary shares, no par value, of RISKIFIED LTD. (the "Shares") that I am entitled to vote as of the close of business on June 17, 2026, at the Annual General Meeting of Shareholders to be held at 4:00 PM (Israel time) on August 6, 2026, at the Company's Tel Aviv office located at 37 Sderot Sha'ul HaMelech St., Tel Aviv-Yafo 6492806, Israel, and any adjournment or postponement thereof. This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations and in the discretion of the proxies with respect to such other business as may properly come before the Annual General Meeting. Should any other matter requiring a vote of the shareholders arise, the proxies named above are authorized to vote in accordance with their best judgment in the interest of the Company. Any and all proxies given by the undersigned prior to this proxy are hereby revoked. Please mark, sign, date and return this proxy card promptly using the enclosed reply envelope. (Continued and to be signed on the reverse side)